U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-20806

Form 10-K [ ]	Form 20-F [ ]	Form 11-K [ ]	Form 10-Q [ x ]	Form N-SAR [ ]

For Period Ended: September 30, 2002

[    ]         Transition Report on Form 10-K

[    ]         Transition Report on Form 20-F

[    ]         Transition Report on Form 11-K

[    ]         Transition Report on Form 10-Q

[    ]         Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – Registrant Information

Full Name of Registrant:            Firstmark Corp.

Former Name, if Applicable:

Address of Principal Executive Office:	1801 Libbie Avenue, Suite 201

Richmond, Virginia 23226

PART	II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed (check box if appropriate):

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [ X ]

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date. [ X ]

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

PART III – Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

The preparation of the consolidated financial statements of Firstmark Corp. (the “Registrant”) and Firstmark Aerospace Corp., the Registrant’s wholly-owned subsidiary (the “Subsidiary”), was not completed by the required filing date of the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002. The delay is due to management and the Registrant’s accountants requiring additional time to internally verify data from the books and records of the Registrant and the Subsidiary, which on July 8, 2002 completed the acquisition of substantially all of the operating assets of Tesctar Electro Systems, Inc. (“TES”).

PART IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification: H. William Coogan, Jr. (804) 240-8297

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[    ] Yes         [ X ] No

An amendment to the Registrant’s Current Report on Form 8-K dated July 8, 2002, filed with the Commission on July 11, 2002, to include the financial information required by Item 7 of Form 8-K, has not been filed.

(3)
Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes         [    ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change:

The results of operations for the quarter and nine months ended September 30, 2002 will differ significantly from those results of the prior year. In the prior year periods, the Registrant’s only source of revenue was from interest earned and dividends received from the Company’s principal asset, which was short-term securities. On July 8, 2002, the Registrant, through the Subsidiary, purchased substantially all of the operating assets of TES. As a result of such acquisition, the Registrant will be reporting, on a consolidated basis, product sales of the Subsidiary, which it has previously never had to provide. The Registrant’s net income will approximate $2.54 million for the three months ended September 30, 2002 compared to a loss of $21,395 for the same period of the prior year and will approximate $2.55 million for the nine months ended September 30, 2002 compared to a loss of $71,483 for the same period of 2001.

Firstmark Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

FIRSTMARK CORP.

By:	/s/ H. William Coogan, Jr.
H. William Coogan, Jr. President and Chief Executive Officer

Date: November 15, 2002